UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 7 February, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                         For immediate release                                                                                                                                                                                                                                            7 February 2011

Allied Irish Banks, p.l.c.

Ratio Change for ADS Holders

To maintain an appropriate price range for the Allied Irish Banks, p.l.c, ("AIB") (NYSE:AIB) American Depositary Shares ("ADSs") representing Ordinary Shares trading on the New York Stock Exchange ("NYSE"), AIB intends to change the current ratio of one (1) ADS representing two (2) Ordinary Shares to one (1) ADS representing ten (10) Ordinary Shares.

This follows upon notification by the NYSE to AIB that the average closing price of an ADS was less than $1.00 over a consecutive 30 day trading period and was thus considered "below criteria" by the NYSE under its continued listing standards.

The change in ratio referred to above is intended to be taken by AIB in order to remedy the situation and restore AIB's compliance with the NYSE's continued listing standards.

- ENDS -

For further information, please contact:

Mr. David O'Callaghan,
Company Secretary
Allied Irish Banks
Bankcentre
Ballsbridge
Dublin 4.
Ireland

(+353 1 660 0311)

Forward-Looking Statements
This announcement may contain "forward-looking statements", within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements and speak only as of the date of this announcement. AIB expressly disclaims any obligation or undertaking to publicly release any announcements or revisions to any forward-looking statement contained in this announcement with regard to any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 7 February, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.